UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-1
Amendment 1
to filing number 333-133077

REGISTRATION STATEMENT UNDER THE SECURITIES ACT
OF 1933

SILVANUS ENTERPRISES, INC.
(Name of small business issuer in its charter)

 North
Caroli
na
2040
02-0738566
(State
or
other
jurisd
iction
of
incorp
oratio
n or
organi
zation
)
(Primary
Standard
Industri
al
Classifi
cation
Code
Number)
(IRS
Employer Id
entificatio
n No.)

9548-D Mt. Holly-Huntersville Road, PMB 312,
Huntersville, North Carolina 28078
704-577-7490
(Address and telephone number of principal executive offices)

 9548-D Mt. Holly-Huntersville Road, PMB 312,
Huntersville, North Carolina 28078
(Address of principal place of business or intended principal place of business)

Daryl E. Cherry, 6412 Tivoli Court, Charlotte,
N.C. 28211
704-713-2461
(Name, address and telephone number of agent for service)

Copies of all communication to:

Silvanus Enterprises, Inc.
  9548-D Mt. Holly-Huntersville Road, PMB 312
Huntersville, North Carolina 28078

Approximate date of proposed sale to the public: _________N/A_____________

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.
?

If this form is filed to register additional securities for an offering pursuant to Rule
462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ??N/A

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ??N/A

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ??N/A

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ??N/A

CALCULATION OF REGISTRATION FEE

Title
of
each
class
of
secur
ities
to be
regis
tered
Dollar Amount
to be
registered
Proposed
maximum
offering
price per
unit
Proposed
maximum
aggregate
offering
price
Amount of
registrat
ion fee

Bond
$10,000,000.00
$80,000.00
$8,000,000.00
$1,070.00

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities
Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section
8(a), may determine.

Disclosure alternative used (check one):
Alternative 1   Alternative 2












NEITHER THE SECURITIES AND EXCHANGE COMMISSION
NOR ANY STATE SECURITIES COMMISSION HAS
APPROVED OR DISAPPROVED OF THESE SECURITIES OR
DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR
COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS
A CRIMINAL OFFENSE.












Prospectus

SILVANUS ENTERPRISES, INC.

9548-D Mt. Holly-Huntersville Road, PMB 312,
Huntersville, North Carolina 28078

Up to 8,000,000 Corporate Bonds
Proposed Offering Price: $80,000.00 per unit

In lieu of an immediate public offering, said prospectus includes pertinent information in executive summary format. The complete cross-reference sheet and prospectus shall accompany a forthcoming amendment for the company's public offering. Currently, and before that offering, there has been no public market for the corporate bonds.

We are a start-up company and we have not yet generated or realized any revenues from our business operations. We are not a blank check company. We have no intentions of merging with any other companies, allowing ourselves to be acquired by another company, or to act as a blank check company as that term is defined under Rule 419 of Regulation C under the Rules of the Securities Act of 1933. We must raise cash in order to implement our business plan.

Silvanus Enterprises, Inc. is a manufacturing and distribution company. Our business model is primarily to operate as a manufacturing company that will acquire and process raw materials into a natural foods nutritional product line
(including literature) and distribute these products domestically and internationally. As required by the competitive environment, our business model includes vertical integration as required to remain competitive.

The date of this prospectus is April 17, 2006.




SUMMARY

A complete Summary of Our Offering will be included in a forthcoming amendment. The following summary information is qualified in its entirety by the detailed information appearing in the Prospectus.

Our Business

Silvanus Enterprises, Inc. is a company
incorporated under the laws of the State of North Carolina on February 15, 2005. We have not commenced active business operations, yet we are completing several phases of research and product development. We are located at 9548-D Mt. Holly-Huntersville Road, PMB 312,
Huntersville, North Carolina 28078.




Executive Summary

Silvanus Enterprises, Inc. are manufacturers and distributors of natural food products.
Since it is a well-known fact that "We Are What
We Eat," our products are designed and
formulated to enhance the quality of life, overall wellness, and assist our customers in experiencing the productivity of quality, natural nutrition.

The formulas (recipes) used are proven over literally hundreds of years of use. These closely held "Secrets" are what make our products superior. With ingredients like
Soybeans, Alfalfa, Oats, Peanuts, Brown Rice,
Peppermint, Ginseng and others, it's not the "WHAT" but the "HOW" that makes our products both pleasing in taste and nutritional. The
American public is more aware of health and fitness today than at any time in our history.

The company will manufacture and distribute natural nutritional supplements and products by domestic marketing to wholesalers, health food distributors, chain stores, and international marketing to governments (inclusive of
European, Asian, and African countries)
government agencies, institutions and private-labeling opportunities. The company believes that an educated consumer will provide our greatest and most loyal customer base. To this end, Silvanus Enterprises, Inc. intends to educate its consumer through the use of its own publications, related literature, seminars, audio and visual media.

Demographics and Consumer Behavior
?	Consumers in the United States spend $66
billion on wellness products. 14% of the market
is comprised of high-level consumers, 55% of
mid-level consumers, and 30% of low-level
consumers. The wellness market includes healthy
foods and beverages, dietary supplements,
organic products, sports nutrition, diet aids,
and alternative health care and services
(excluding prescription drugs and over-the-
counter medicines). Source: The Hartman Group,
The Wellness Lifestyle Shopper Study, September
2000
?	68% of consumers who use natural food products
indicate that they buy them because they work well. They also purchase for health reasons, because the products are not tested on animals, and for environmental reasons. Source: The
Hartman Group, "Understanding the Natural Foods
Market," June 2001

With the increased focus on wellness, weight loss, and the recent obesity epidemic, the sales forecast for the natural foods industry over the next several years will reach $97 billion or more (Natural Products Marketplace
Review, Volume I - US). Due to the fact that our products have been researched and developed over the last 22 years,
Silvanus Enterprises, Inc. projects a 2% market share (or more) within the next three years.


Products Summary

     Our current product list includes:
?	Mother Nature's Miracle Mix (natural meat
substitute consisting of beans, grains, seeds,
herbs and spices - recipes in cookbook)
?	Genesis (7) De-Stress Herbal Tea ( an herbal
tea mixture of over 20 herbs that have helped
others deal with the prevention and treatment
of ailments, diseases, and stressful
conditions)
?	Protein Rejuvenator - Weight Loss 2000 (protein
weight-loss health drink)
?	Rejuvenator 2000 Supplement (multi-vitamin,
herbal supplement - capsule and tablet)
?	Holy Bible Vegetarian Cookbook (62 page
cookbook)

     Other products will be released and added to the product line as required by company growth and consumer demand.

RISK FACTORS

Please consider the following risk factors before deciding to invest in the corporate bonds that will be offered in a forthcoming amendment.

Risks Related to Our Business

General Instability.

There is a high risk of war, revolution, civil uprising, riots, border disputes, expropriation, renegotiation, modification or termination of otherwise valid contracts, imports, export and transportation regulations and tariffs in third world countries.

Uncertain Fiscal Policies.

Taxation policies, including royalties and tax increases and retroactive tax claims may occur.
High and unpredictable inflations may occur.

Uncertain Monetary Polices.

Exchange controls, currency fluctuations, and other monetary uncertainties arising out of foreign government sovereignty over the company's or its international operations may arise.


Uncertain US Policies Towards Foreign Country.

Changes in US laws and policies may impact foreign trade, taxation and investments.

International Legal Jurisdiction.

There is a possibility of being subject to the exclusive jurisdiction of foreign courts in connection with legal disputes and the possible inability to subject foreign persons to the jurisdiction of courts in the United States.

Local Legal System

May be subject to local legal systems of decrees, laws regulations, interpretations, and court decisions which are not fully developed and which may be retroactively applied.

Uncertain Costs and Barriers
May be subject to an inability to profitably operate the Company`s business due to the costs and barriers imposed by significant corruption existing in Nigeria, Liberia, and other similar under developed countries.





Selected Financial Information

 					December 31,
2005
BALANCE SHEET DATA:
	Current Assets:	        	    	$0
	Other Assets:		    		$0
	Total Assets:		    		$0
	Total Liabilities:		    	$0
	Deficit:		    		$0
	Shareholder Deficiency:		    	$0

 		   From inception February 15, 2005
to December 31, 2005
INCOME STATEMENT DATA:
	Total Income:		  		$0
	Total Expenses: 		  	$0
	Net Profit (Loss):		  	$0


(See Financial Statements - Schedule I for complete and accurate financial information about Silvanus
Enterprises, Inc. in forthcoming amendment)
























PROPOSED USE OF PROCEEDS
(applicable to forthcoming amendment)

1.	Manufacturing Equipment
1.1.	Commercial Mixers (Three Stainless Steel)
	$   96,000.00
1.2.	Commercial Grinders (pulleys, motors,
screens)

115,000.00
1.3.	Herbal Tea Packaging equipment (tea bags)


250,000.00
1.4.	Scale System(s)

    12,000.00
1.5.	General Packaging System, Forklifts,
Shelving
   250,000.00
1.6.	Equipment Installations

    75,000.00

2.	Transportation
2.1.	Commercial Truck (50 ft.), 2 Commercial
Vans
   100,000.00

3.	Office Equipment
120,000.00
3.1.1.	CPU's, Monitors, Printers, Internet, FAX
Machine/Copier, Telephone System, etc.

4.	Personnel
850,000.00
4.1.1.	10 Warehouse employees, 4 Office
employees (includes mgr. for warehouse and
office)
4.1.2.	1 Nutritionist, 1 Food Scientist

5.	Manufacturing Facility/Warehouse
	 1,500,000.00
5.1.1.	25,000 sq. ft. (office & warehouse, with
3-4 bay/docks)
5.1.2.	Price reflects current market values;
however, for budget purposes, this line item
may need to reflect lease options for property
vs. purchase
6.	Marketing Expenses
	   225,000.00

7.	Legal Expenses, SEC Filings & Consulting
90,000.00

8.	Research & Analysis
	    30,000.00

9.	Travel Expenses
40,000.00

10.	Contingency
	    30,000.00

11.	TOTAL
$ 3,783,000.00











Silvanus Enterprises, Inc. hereby undertakes to:

1.	File, during any period in which it offers
or sells securities,
a post-effective amendment to this registration statement to:
	a.  Include any prospectus required by
section 10(a)(3) of the
Securities Act of 1933;
	b.  Reflect in the prospectus any facts or
events which, individually or together,
represent a fundamental change in the
information in the registration statement.
Notwithstanding the foregoing, any increase or decrease in volume of securities to be offered
(if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and
	c.  Include any additional or changed
material information on the plan of
distribution.

SIGNATURES

  In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of Charlotte, State of North Carolina, on April
17, 2006.





SILVANUS ENTERPRISES, INC.







By:
/s/ DARYL
E. CHERRY


Daryl E.
Cherry

President

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.


SIGNATURE
TITLE
 DATE
/s/ DARYL
CHERRY

Daryl
Cherry
President,
Registerin
g Agent
(principal

executive,
financial
and
accounting
officer)
April
17,
2006






1